EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-158196 on Form S-3 of our report dated February 28, 2008 (February 20, 2009 as to Note 16), relating to the 2007 and 2006 consolidated financial statements and financial statement schedule of CommScope, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs (1) relating to the effects of the adoption of Statement of Financial Accounting Standards No. 48 and (2) regarding a change in the composition of the Company’s reportable segments), appearing in the Annual Report on Form 10-K of CommScope, Inc. and subsidiaries for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
April 28, 2009